Exhibit 15.1

December 3, 2012

The Board of Directors

Horace Mann Educators Corporation

Springfield, IL

Re: Registration Statement No. 333-XXXXX on Form S-8:

With respect to the subject registration statement, we acknowledge our awareness of the use therein of our reports dated May 10, 2012, August 9, 2012 and November 8, 2012 related to our reviews of interim financial information as of and for the three months ended March 31, 2012 and 2011, the three and six-months ended June 30, 2012 and 2011, and the three and nine-months ended September 30, 2012 and 2011, respectively.

Pursuant to Rule 436 under the Securities Act of 1933 (the Act), such reports are not considered part of a registration statement prepared or certified by an independent registered public accounting firm, or reports prepared or certified by an independent registered public accounting firm within the meaning of Sections 7 and 11 of the Act.

/s/ KPMG LLP

KPMG LLP

Chicago, Illinois